FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of May 2007
                               30 May, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing Holding(s) in Company released on 30 May, 2007




TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Sky Broadcasting Group plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: ( Yes )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Harris Associates L.P.

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

25 May 2007

6. Date on which issuer notified:

30 May 2007

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

..................

A: Voting rights attached to shares

Class/type of shares if possible using                  Situation previous to the Triggering transaction (vi)
the ISIN CODE
                                                     Number of Shares             Number of voting Rights (viii)
Ordinary of 50p
ISIN: GB0001411924                                   55,369,100                   55,369,100

Resulting situation after the triggering transaction (vii)


Class/type of shares if                     Number of shares     Number of voting rights(ix)     % of voting rights
possible using the ISIN CODE
                                            Direct               Direct (x)    Indirect (xi)     Direct     Indirect

Ordinary of 50p                             52,276,855           52,276,855                      2.98%
ISIN: GB0001411924


B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of               Expiration Date   Exercise/Conversion     Number of voting rights that may    % of voting rights
financial             (xiii)            Period/Date (xiv)       be acquired if the instrument is
instrument                                                      exercised/converted.


Total (A+B)
Number of voting rights   % of voting rights
52,276,855                2.98%


9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

..................

Proxy Voting:

10. Name of the proxy holder:

Harris Associates L.P.

11. Number of voting rights proxy holder will cease to hold:

..................

12. Date on which proxy holder will cease to hold voting rights:

..................

13. Additional information:

..................

14. Contact name:

Sarah E. Grimm

15. Contact telephone number:

(312) 621-0628



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 30 May, 2007                       By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary